ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-202524
Dated August 24, 2017

HSBC USA Inc. Step Down Trigger Autocallable Notes

$ Notes Linked to the Least Performing of the Russell 2000® Index and the MSCI EAFE® Index due on or about August 30, 2022

Investment Description

These Step Down Trigger Autocallable Notes (the ''Notes'') are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the Least Performing of the Russell 2000® Index and the MSCI EAFE® Index (each, an "Underlying Index" and together, the "Underlying Indices"). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. The Notes are designed for investors who believe that the Official Closing Level of each Underlying Index will remain flat or increase moderately during the term of the Notes. If each Underlying Index closes at or above its Initial Level on any of the first four Observation Dates (annually, after one year), or if each Underlying Index closes at or above its Downside Threshold on the Final Valuation Date, HSBC will automatically call the Notes and pay you a Call Price equal to the Principal Amount per Note plus a Call Return. The Call Return, and therefore the Call Price, increases the longer the Notes are outstanding. The Underlying Index with the lowest Underlying Index Return is the "Least Performing Underlying Index." If the Notes have not been called prior to the Final Valuation Date, then either (1) HSBC will automatically call the Notes if each Underlying Index closes at or above its Downside Threshold on the Final Valuation Date or (2) if either Underlying Index closes below the Downside Threshold of 70.00% of its Initial Level on the Final Valuation Date, HSBC will repay less than the Principal Amount, if anything, resulting in a loss that is proportionate to the decline in the Official Closing Level of the Least Performing Underlying Index from the Trade Date to the Final Valuation Date. **Investing in the Notes involves significant risks. The Notes do not pay any interest. You may lose some or all of your Principal Amount. Generally, the higher the Call Return on a Note, the greater the risk of loss on that Note. The contingent repayment of principal only applies if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.**

Features

❑ **Call Return:** HSBC will automatically call the Notes for a Call Price equal to the Principal Amount plus the applicable Call Return if (i) the Official Closing Level of each Underlying Index on any of the first four Observation Dates is equal to or greater than its Initial Level or (ii) each Underlying Index closes at or above its Downside Threshold on the Final Valuation Date. The Call Return, and therefore the Call Price, increases the longer the Notes are outstanding. If the Notes are not called, investors will incur a loss at maturity.

❑ **Contingent Repayment of Principal Amount at Maturity:** If by the Final Valuation Date, the Notes have not been called and each Underlying Index does not close below its Downside Threshold on the Final Valuation Date, HSBC will automatically call the Notes for a Call Price equal to the Principal Amount plus the applicable Call Return. However, if either Underlying Index closes below its Downside Threshold on the Final Valuation Date, HSBC will repay less than the Principal Amount, if anything, resulting in a loss that is proportionate to the decline in the Official Closing Level of the Least Performing Underlying Index from the Trade Date to the Final Valuation Date. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	August 29, 2017
Settlement Date	August 31, 2017
Observation Dates[2]	Annually, beginning September 4, 2018
Final Valuation Date[2]	August 25, 2022
Maturity Date[2]	August 30, 2022

[1] Expected

[2] See page 4 for additional details

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE NOTES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES. THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING INDICES, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 6 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-2 OF THE ACCOMPANYING EQUITY INDEX UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

These terms relate to an offering of Notes Linked to the Least Performing of the Russell 2000® Index and the MSCI EAFE® Index. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The Initial Levels will be determined on the Strike Date.

Underlying Indices	Call Return Rate	Initial Levels	Downside Threshold	CUSIP	ISIN
The Russell 2000® Index ("RTY") MSCI EAFE® Index ("MXEA")	[7.00% – 8.00%] per annum, to be determined on the Trade Date	• •	70.00% of the applicable Initial Level	40435G535	US40435G5356

See "Additional Information About HSBC USA Inc. and the Notes" on page 2 of this free writing prospectus. The Notes offered will have the terms specified in the accompanying prospectus dated March 5, 2015, the accompanying prospectus supplement dated March 5, 2015, the accompanying Equity Index Underlying Supplement dated March 5, 2015 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for a description of the distribution arrangements.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $9.35 and $9.75 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 5 and "Key Risks" beginning on page 6 of this document for additional information.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	$10.00	$0.25	$9.75
Total			

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information about HSBC USA Inc. and the Notes

This free writing prospectus relates to the offering of Notes identified on the cover page. As a purchaser of a Note, you will acquire a senior unsecured debt instrument linked to the least performing of the Underlying Indices, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Notes relates to the Underlying Indices, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to either Underlying Index, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 5 of this free writing prospectus and in "Risk Factors" beginning on page S-2 of the Equity Index Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including the Equity Index Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the Equity Index Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the Equity Index Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Equity Index Underlying Supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm
- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated March 5, 2015, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 5, 2015 and references to the "Equity Index Underlying Supplement" mean the Equity Index Underlying Supplement dated March 5, 2015.

Investor Suitability

The Notes may be suitable for you if:

- You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
- You can tolerate a loss of all or a substantial portion of your Principal Amount and are willing to make an investment that may have the same downside market risk as the Underlying Indices.
- You believe the Official Closing Level of each Underlying Index will not be below its Downside Threshold on the Final Valuation Date, but you are willing to lose up to 100% of your principal if the Notes are not called and the Official Closing Level of either Underlying Index is below its Downside Threshold on the Final Valuation Date.
- You understand and accept that you will not participate in any appreciation in the level of either Underlying Index and your potential return is limited to the applicable Call Return.
- You are willing to invest in the Notes if the Call Return Rate is set to the low end of the Call Return Rate range indicated on the cover hereof. The actual Call Return Rate will be determined on the Trade Date.
- You believe the Underlying Indices will remain flat or appreciate moderately during the term of the Notes and the Official Closing Level of each Underlying Index will be equal to or greater than its Initial Level on at least one Observation Date, or equal to or greater than its Downside Threshold on the Final Valuation Date.
- You are willing to hold Notes that will be automatically called on the earliest Observation Date prior to the Final Valuation Date on which the Official Closing Level of each Underlying Index is equal to or greater than its Initial Level.
- You are willing to hold the Notes to maturity and do not seek an investment for which there is an active secondary market.
- You do understand and accept the risks associated with either Underlying Index.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in either Underlying Index.
- You are willing to assume the credit risk of HSBC, as Issuer of the Notes, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
- You cannot tolerate a loss of all or a substantial portion of your Principal Amount, and you are not willing to make an investment that may have the same downside market risk as the Underlying Indices.
- You believe the Notes will not be called and that the Final Level of either Underlying Index will be below its Downside Threshold on the Final Valuation Date.
- You seek an investment that is designed to return your full Principal Amount at maturity.
- You seek an investment that participates in the full appreciation in the level of either Underlying Index or that has unlimited return potential.
- You are not willing to invest in the Notes if the Call Return Rate is set to the low end of the Call Return Rate range indicated on the cover hereof. The actual Call Return Rate will be determined on the Trade Date.
- You are unable or unwilling to hold securities that will be automatically called on the earliest Observation Date prior to the Final Valuation Date on which the Official Closing Level of each Underlying Index is equal to or greater than its Initial Level.
- You are unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.
- You do not understand or accept the risks associated with either Underlying Index.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment or prefer to receive the dividends paid on the stocks included in either Underlying Index.
- You are not willing or are unable to assume the credit risk of HSBC, as Issuer of the Notes, for any payment on the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. For more information about the Underlying Indices, see page 12 of this free writing prospectus and pages S-22 and S-36 of the accompanying Equity Index Underlying Supplement. You should also carefully review "Key Risks" beginning on page 5 of this free writing prospectus and "Risk Factors" beginning on page S-2 of the Equity Index Underlying Supplement and beginning on page S-1 of the prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10 per Note (subject to a minimum investment of $1,000).
Term	Approximately 5 years, unless earlier called.
Trade Date[1]	August 29, 2017
Settlement Date[1]	August 31, 2017
Final Valuation Date[1]	August 25, 2022, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes — Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date[1]	August 30, 2022, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Underlying Indices	The Russell 2000® Index (Ticker: "RTY") and the MSCI EAFE® Index (Ticker: "MXEA")
Call Feature	The Notes will be automatically called if (i) the Official Closing Level of **each** Underlying Index on the first, second, third or fourth Observation Date is equal to or greater than its Initial Value or (ii) the Official Closing Level of **each** Underlying Index on the Final Valuation Date is equal to or greater than its Downside Threshold. If the Notes are called, HSBC will pay you on the applicable Call Settlement Date a cash payment per Note equal to the Call Price for the applicable Observation Date.
Call Settlement Dates	With respect to the first four Observation Dates, two business days following the applicable Observation Date, unless otherwise indicated in the table below. For the Final Valuation Date, the Call Settlement Date will be the Maturity Date.
Call Price	The Call Price equals the Principal Amount per Note plus the applicable Call Return.
Call Return/Call Return Rate	The Call Return, and therefore the Call Price, increases the longer the Notes are outstanding and will be based on the Call Return Rate of [7.00%-8.00%] per annum, to be determined on the Trade Date.

Expected Observation Date[1]	Expected Call Settlement Date[1]	Call Return	Call Price (per $10.00 Note)
September 4, 2018	September 6, 2018	7.00%	$10.70
August 29, 2019	September 3, 2019	14.00%	$11.40
August 28, 2020	September 2, 2020	21.00%	$12.10
August 31, 2021	September 2, 2021	28.00%	$12.80
Final Valuation Date (August 25, 2022)	Maturity Date (August 30, 2022)	35.00%	$13.50

Investment Timeline



Trade Date

The Initial Level of each Underlying Index is determined. The Call Return and the Call Return Rate are set.

Annually, after 1 year

The Notes will automatically be called if the Official Closing Level of **each** Underlying Index on the first, second, third or fourth Observation Date is equal to or greater than its Initial Level.

If the Notes are called, HSBC will pay the Call Price for the applicable Observation Date: equal to the Principal Amount plus an amount based on the Call Return Rate.

Maturity Date

The Final Levels and Underlying Index Return are determined on the Final Valuation Date.

If the Notes have not been called and the Final Level of the Least Performing Underlying Index is equal to or greater than its Downside Threshold, the Notes will automatically be called and HSBC will pay the applicable Call Price.

If the Notes have not been called and the Final Level of the Least Performing Underlying Index is below its Downside Threshold, HSBC will repay less than the Principal Amount, if anything, resulting in a loss proportionate to the decline of the Least Performing Underlying Index; equal to a return of:
$10.00 × (1 + Underlying Index Return) per Note

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[1] Expected. In the event HSBC makes any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same and the Observation Dates and Call Settlement Dates may be adjusted in a similar manner. The Observation Dates are subject to postponement if a Market Disruption Event occurs.

Payment at Maturity (per $10 Note)	**If the Notes have not been previously called, you will receive a payment on the Maturity Date calculated as follows:** **If the Final Level of the Least Performing Underlying Index is equal to or greater than its Downside Threshold on the Final Valuation Date,** the Notes will automatically called and HSBC will pay you a cash payment on the Maturity Date per Note equal to the applicable Call Price.[2] **If the Final Level of the Least Performing Underlying Index is below its Downside Threshold on the Final Valuation Date**, HSBC will pay you a cash payment on the Maturity Date that is less than the Principal Amount, equal to: $10 × (1 + Underlying Index Return of the Least Performing Underlying Index) **In this case, you will incur a loss that is proportionate to the decline in the Final Level of the Least Performing Underlying Index from its Initial Level and you will lose some or all of your Principal Amount.**
Least Performing Underlying Index	The Underlying Index with the lowest Underlying Index Return.
Underlying Index Return	For each Underlying Index, calculated as follows: $$\frac{\text{Final Level - Initial Level}}{\text{Initial Level}}$$
Downside Threshold	For each Underlying Index, 70.00% of its Initial Level.
Initial Level	For each Underlying Index, its Official Closing Level on the Trade Date.
Final Level	For each Underlying Index, its Official Closing Level on the Final Valuation Date.
Official Closing Level	For each Underlying Index, its Official Closing Level on any trading day will be determined by the calculation agent based upon its closing level displayed on the page "RTY <INDEX>" or "MXEA <INDEX>", as applicable, on the Bloomberg Professional® service. If the level of an Underlying Index is not so displayed on such page, the calculation agent may refer to the display on the applicable successor page on the Bloomberg Professional® service or any successor service, as applicable.
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Estimated Initial Value	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — The Estimated Initial Value of the Notes, Which Will Be Determined by Us on the Trade Date, Will Be Less Than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any."

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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[2] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here. However, HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying Equity Index Underlying Supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦ **Risk of Loss at Maturity –** The Notes differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Notes. If the Notes are not called and the Final Level of one or both Underlying Indices is less than its Downside Threshold, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Level of the Least Performing Underlying Index from its Initial Level. In such a case, you will lose some or all of the principal amount of your Notes.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Notes to Maturity –** You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss even if the level of each Underlying Index is above its Downside Threshold.

♦ **The Notes Are Subject to the Credit Risk of the Issuer –** The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and could lose your entire investment.

♦ **The Estimated Initial Value of the Notes, Which Will Be Determined by Us on the Trade Date, Will Be Less Than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any** – The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

♦ **The Price of Your Notes in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less Than the Price to Public** – The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlying Indices and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Notes Immediately After the Settlement Date, the Price You Receive May Be Higher Than the Estimated Initial Value of the Notes** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 9 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

♦ **Reinvestment Risk –** If your Notes are called early, the term of the Notes will be reduced and you will not receive any payment on the Notes after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an automatic call of the Notes at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Notes, you may incur transaction costs. The Notes may be called as early as one year after issuance.

♦ **Higher Call Return Rates Are Generally Associated with a Greater Risk of Loss –** Greater expected volatility with respect to the Underlying Indices reflects a higher expectation as of the Trade Date that, for example, the Official Closing Level of either Underlying Index could be below its Downside Threshold on the Final Valuation Date. This greater expected risk will generally be reflected in a higher Call Return Rate for that Note. However, while the Call Return Rate is a fixed amount, either Underlying Index's volatility can change significantly over the term of the Notes. The levels of one or both Underlying Indices could fall sharply, which could result in a significant loss of principal.

♦ **Because the Notes Are Linked to the Performance of More Than One Underlying Index, There Is a Greater Risk of You Sustaining a Significant Loss on Your Investment** — The risk that you will lose some or all of your initial investment in the Notes at maturity is greater if you invest in the Notes as opposed to substantially similar notes that are linked to the performance of only one Underlying Index. With two Underlying Indices, it is more likely that the Official Closing Level of either Underlying Index will be less than its Initial Level on an Observation Date or less than its Downside Threshold on the Final Valuation Date. Therefore it is more likely that you will suffer a significant loss on your investment at maturity.

In addition, movements in the levels of the Underlying Indices may be correlated or uncorrelated at different times during the term of the Notes, and such correlation (or lack thereof) could have an adverse effect on your return on the Notes. The correlation of a pair of Underlying Indices represents a statistical measurement of the degree to which the ratios of the returns of those Underlying Indices were similar to each other over a given period of time.

The lower (or more negative) the correlation between two Underlying Indices, the less likely it is that those Underlying Indices will move in the same direction and, therefore, the greater the potential for one of those Underlying Indices to close below its Initial Level or Downside Threshold on an Observation Date or the Final Valuation Date, respectively. This is because the less positively correlated a pair of Underlying Indices are, the greater the likelihood that at least one of the Underlying Indices will decrease in value. This results in a greater potential for a loss of principal at maturity. However, even if two Underlying Indices have a higher positive correlation, one or both of those Underlying Indices might close below its Initial Level on an Observation Date or its Downside Threshold on the Final Valuation Date, as both of those Underlying Indices may decrease in value together.

HSBC determines the Call Return Rate for the Notes based, in part, on the correlation among the Underlying Indices, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Call Return Rate than would be payable on notes involving indices that have a higher degree of correlation.

♦ **Your Return Will Be Based on the Individual Return of Each Underlying Index** — Unlike notes linked to a basket of underlyings, the Notes will be linked to the individual performance of each Underlying Index. Because the Notes are not linked to a basket, in which case the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlying Indices to the same degree for each Underlying Index. The amount payable on the Notes, if any, depends on the performance of the Least Performing Underlying Index regardless of the performance of the other Underlying Index. You will bear the risk that either of the Underlying Indices will perform poorly.

♦ **Limited Return on the Notes –** The return potential of the Notes is limited to the applicable Call Return regardless of the appreciation of either Underlying Index. In addition, because the Call Return, and therefore the Call Price, increases the longer the Notes have been outstanding, the Call Price payable on earlier Call Settlement Dates is less than the Call Price payable on later Call Settlement Dates. Your Notes could be called as early as the first annual Observation Date and your return would therefore be less than if the Notes were called on a later date. If the Notes are not called, you may be exposed to the decline in the level of the Least Performing Underlying Index even though you were not able to participate in any appreciation in the level of either Underlying Index. As a result, the return on an investment in the Notes could be less than the return on a hypothetical direct investment in securities represented by the Underlying Indices.

♦ **No Assurances of a Flat or Bullish Environment –** While the Notes are structured to provide positive returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes and you may lose some or all of your investment if the Notes are not called.

♦ **The Notes Are Subject to Small-Capitalization Risk** — The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

♦ **Non-U.S. Securities Markets Risks –** The stocks included in the MXEA are issued by non-U.S. companies and are traded on various non-U.S. exchanges. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than stocks issued by U.S. companies and listed on U.S. exchanges. The foreign securities included in the MXEA may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the MXEA and, as a result, the value of the Notes.

♦ **Exchange Rate Risk –** Because the stocks included in the MXEA are denominated in foreign currencies, changes in certain currency exchange rates may negatively impact the level of the MXEA. In addition, the prices of the stocks included in the MXEA must be converted to U.S. dollars in order to calculate the MXEA, which is denominated in U.S. dollars. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or international political or economic developments. Therefore, exposure to exchange rate risk may adversely impact the performance of the MXEA, and therefore reduce the payments on the Notes.

♦ **No Interest Payments –** As a holder of the Notes, you will not receive interest payments.

♦ **Owning the Notes Is Not the Same as Owning the Stocks Included in an Underlying Index** – The return on your Notes may not reflect the return you would realize if you actually owned the stocks included in an Underlying Index. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in either Underlying Index would have. Each Underlying Index is a price return index, and the Call Return excludes any cash dividend payments paid on its component stocks.

♦ **The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction –** The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Notes and could lose your entire investment.

♦ **Lack of Liquidity –** The Notes will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Notes in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Notes. This price, if any, will exclude any fees or commissions paid when the Notes were purchased and therefore will generally be lower than such purchase price.

♦ **Changes Affecting an Underlying Index –** The policies of an Underlying Index's sponsor concerning additions, deletions and substitutions of the stocks included in that Underlying Index and the manner in which the sponsor takes account of certain changes affecting those stocks may adversely affect the level of that Underlying Index. The policies of the sponsors with respect to the calculation of each Underlying Index could also adversely affect the level of that Underlying Index. The sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying Index. Any such actions could have an adverse effect on the value of the Notes.

♦ **Potential Conflicts of Interest –** HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the stocks included in an Underlying Index, which could affect the price of such stocks or the level of that Underlying Index and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Notes. The Calculation Agent, which may be HSBC or any of its affiliates, will determine the Payment at Maturity or the payment on a Call Settlement Date based on observed levels of each Underlying Index in the market. The Calculation Agent can postpone the determination of each Official Closing Level on an Observation Date and the corresponding Call Settlement Date if a Market Disruption Event exists on that Observation Date. Furthermore, the Calculation Agent can postpone the determination of each Final Level and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates –** HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the stocks included in the Underlying Indices or the levels of the Underlying Indices, and therefore, the market value of the Notes.

♦ **Market Price Prior to Maturity –** The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the levels of the Underlying Indices; the volatility of the Underlying Indices; the dividends paid on the securities included in the Underlying Indices; the time remaining to the maturity of the Notes; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price –** Trading or transactions by HSBC USA Inc., UBS Financial Services Inc., or any of our or their respective affiliates in the stocks included in the Underlying Indices, or in futures, options, exchange-traded funds or other derivative products on those stocks or relating to the Underlying Indices, may adversely affect the levels of the Underlying Indices, and, therefore, the market value of the Notes.

♦ **Uncertain Tax Treatment –** Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See the discussion under "What Are the Tax Consequences of the Notes?" on page 11 of this free writing prospectus and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. **The hypothetical terms used below are not the actual terms that will apply to the Notes, which are indicated on the cover hereof.** They do not purport to be representative of every possible scenario concerning increases or decreases in the level of either Underlying Index relative to its Initial Level. We cannot predict the Final Level or the Official Closing Level of either Underlying Index on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of either Underlying Index. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity or upon an automatic call per $10.00 Note on a hypothetical offering of the Notes, based on the following assumptions (the actual Initial Level of each Underlying Index for the Notes will be determined on the Trade Date):

Investment Term:	5 years (unless earlier called)
Hypothetical Initial Levels[1]:	1,000.00 for the RTY and 2,000.00 for the MXEA
Call Return Rate:	7.00% per annum (the low end of the Call Return Rate range of 7.00%-8.00%, to be determined on the Trade Date)
Downside Threshold:	70%
Hypothetical Downside Thresholds:	700.00 for the RTY and 1,400.00 for the MXEA (for each, 70% of its Initial Level)

Observation Dates, Call Returns and Call Prices on Observation Dates:

Observation Dates	Call Return	Call Price
September 4, 2018	7.00%	$10.70
August 29, 2019	14.00%	$11.40
August 28, 2020	21.00%	$12.10
August 31, 2021	28.00%	$12.80
Final Valuation Date (August 25, 2022)	35.00%	$13.50

[1] The actual Initial Level of each Underlying Index will be determined on the Trade Date.

Example 1— The Least Performing Underlying Index closes at 110.00% of its Initial Level on the first Observation Date – the Notes are called.

Date	Official Closing Level	Payment (per Note)
First Observation Date	MXEA: 2,600.00 RTY: 1,100.00	$0.70 (Call Return) – Notes are automatically called Total Payment: $10.70 (7.00% return)

Because the Official Closing Level of the Least Performing Underlying Index on the first Observation Date is at or above its Initial Level, the Notes are automatically called at the applicable Call Price of $10.725 per Note, representing a 7.25% return on the Notes. As long as the Least Performing Underlying Index closes at or above its Initial Level on any of the first four Observation Dates, HSBC will pay you the applicable Call Price.

Example 2— The Least Performing Underlying Index closes below its Initial Level on each of the first four Observation Dates and closes at 70.00% of its Initial Level on the Final Valuation Date – the Notes are called.

Date	Official Closing Level	Payment (per Note)
First Observation Date	MXEA: 1,450.00 RTY: 780.00	$0.00 – Notes are not automatically called
Second Observation Date	MXEA: 1,550.00 RTY: 850.00	$0.00 – Notes are not automatically called
Third Observation Date	MXEA: 1,500.00 RTY: 900.00	$0.00 – Notes are not automatically called
Fourth Observation Date	MXEA: 1,850.00 RTY: 950.00	$0.00 – Notes are not automatically called
Final Valuation Date	MXEA: 1,450.00 RTY: 800.00	$3.50 (Call Return) – Notes are automatically called

Total Payment: $13.50 (35.00% return)

Because (i) the Official Closing Level of the Least Performing Underlying Index on the first four Observation Dates is below its Initial Level and (ii) the Official Closing Level of the Least Performing Underlying Index on the final Observation Date (which is also the Final Valuation Date) is at or above its Downside Threshold, the Notes are automatically called at the applicable Call Price of $13.50 per Note, representing a 35.00% return on the Notes.

Example 3— **The Least Performing Underlying Index closes below its Initial Level on the first four Observation Dates. In addition, the Least Performing Underlying Index closes at 59.00% of its Initial Level on the Final Valuation Date – the Notes are NOT called.**

Date	Official Closing Level	Payment (per Note)
First Observation Date	MXEA: 1,450.00 RTY: 780.00	$0.00 – Notes are not automatically called
Second Observation Date	MXEA: 1,550.00 RTY: 850.00	$0.00 – Notes are not automatically called
Third Observation Date	MXEA: 1,500.00 RTY: 900.00	$0.00 – Notes are not automatically called
Fourth Observation Date	MXEA: 1,850.00 RTY: 950.00	$0.00 – Notes are not automatically called
Final Valuation Date	MXEA: 2,400.00 RTY: 590.00	$10.00 × (1 + Underlying Index Return of the Least Performing Underlying Index) =$10.00 × (1 + -41%) =$10.00 x (0.59) =$5.90 (Payment at Maturity)

Total Payment: $5.90 (-41.00% return)

Because the Official Closing Level of the Least Performing Underlying Index on the first four Observation Dates is below its Initial Level, the Notes are not automatically called. Furthermore, because the Final Level of the Least Performing Underlying Index is below its Downside Threshold on the Final Valuation Date, your principal is fully exposed to any decrease in the Final Level of the Least Performing Underlying Index relative to its Initial Level. Therefore you will suffer a loss on the Notes of 41.00%. Expressed as a formula:

Underlying Index Return = (590.00 – 1,000.00) / 1,000.00 = -41.00%

Payment at Maturity = $10 × (1 + -41%) = $5.90

In this example, you would lose some of your Principal Amount at maturity.

If the Final Level of the Least Performing Underlying Index is below its Downside Threshold on the Final Valuation Date, you are fully exposed to the negative Underlying Index Return, resulting in a loss of some or all of your principal that is proportionate to the decrease in the Official Closing Level of the Least Performing Underlying Index from the Trade Date to the Final Valuation Date.

What Are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, the Notes should be treated as pre-paid executory contracts with respect to the Index. HSBC intends to treat the Notes consistent with this approach, and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, exchange or call and HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

HSBC will not attempt to ascertain whether any of the entities whose stock is included in the Underlying Indices would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlying Indices were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlying Indices and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlying Indices is or becomes a PFIC or USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Indices or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlying Indices or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Description of the MXEA

The MXEA is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada. The Underlying Index is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial value of 100. The MXEA is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. As of July 31, 2017, the MXEA consisted of companies from the following 21 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

For more information about the Underlying Index, see "MSCI Indices" beginning on page S-22 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the MSCI EAFE® Index

The following graph sets forth the historical performance of the MXEA based on the daily historical closing levels from January 1, 2008 to August 21, 2017, as reported on the Bloomberg Professional® service. The solid line represents a hypothetical Downside Threshold, equal to 70.00% of the Official Closing Level on August 21, 2017. The actual Downside Threshold for the MXEA will be based on its Initial Level on the Trade Date. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical levels of the MXEA should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of July 31, 2017 were: Financial Services, Health Care, Technology, Producer Durables and Consumer Discretionary.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the Russell 2000® Index

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 to August 21, 2017, as reported on the Bloomberg Professional® service. The solid line represents a hypothetical Downside Threshold, equal to 70.00% of the Official Closing Level on August 21, 2017. The actual Downside Threshold for the RTY will be based on its Initial Level on the Trade Date. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical levels of the RTY should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

The following graph sets forth the historical performances of the Russell 2000® Index and the MSCI EAFE® Index from January 2, 2008 through August 21, 2017, based on the daily Official Closing Levels of the Underlying Indices. For comparison purposes, each Underlying Index has been normalized to have a closing level of 100.00 on January 2, 2008 by dividing the Official Closing Level of that Underlying Index on each day by the Official Closing Level of that Underlying Index on January 2, 2008 and multiplying by 100.00.

We obtained the Official Closing Levels used to determine the normalized closing levels set forth below from Bloomberg, without independent verification. Historical performance of the Underlying Indices should not be taken as an indication of future performance. Future performance of the Underlying Indices may differ significantly from historical performance, and no assurance can be given as to the Official Closing Levels of the Underlying Indices during the term of the Notes, including on any Coupon Observation Date or on the Final Valuation Date. We cannot give you assurance that the performances of the Underlying Indices will result in the return of any of the principal amount.

Historical Performance of the Russell 2000® Index and the MSCI EAFE® Index



PAST PERFORMANCE OF THE UNDERLYING INDICES IS NOT INDICATIVE OF FUTURE RESULTS.

The closer the relationship of the daily returns of Underlying Indices over a given period, the more positively correlated those Underlying Indices are. The graph above illustrates the historical performance of each of the Underlying Indices relative to the other Underlying Index over the time period shown and provides an indication of how close the relative performance of the daily returns of one Underlying Index has historically been to the other. For additional information, see the information set forth above under "Key Risks –Because the Notes Are Linked to the Performance of More Than One Underlying Index, There Is a Greater Risk of Contingent Coupons Not Being Paid and of You Sustaining a Significant Loss on Your Investment."

The lower (or more negative) the correlation between two Underlying Indices, the less likely it is that those Underlying Indices will move in the same direction and, therefore, the greater the potential for one of those Underlying Indices to close below its Coupon Barrier or Downside Threshold on a Coupon Observation Date or the Final Valuation Date, respectively. This is because the less positively correlated Underlying Indices are, the greater the likelihood that at least one of the Underlying Indices will decrease in value. This results in a greater potential for a Contingent Coupon not to be paid during the term of the Notes and for a loss of principal at Maturity. However, even if two Underlying Indices have a higher positive correlation, one or both of those Underlying Indices might close below its Coupon Barrier or Downside Threshold on a Coupon Observation Date or the Final Valuation Date, as the Underlying Indices may decrease in value together.

The terms of the Notes will be based, in part, on the correlation among the Underlying Indices, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Contingent Coupon Rate than would be payable on notes that have a higher degree of correlation.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining each Underlying Index Return and the accelerated Maturity Date will be four business days after the accelerated Final Valuation Date. The Call Return will be calculated based on the length of time that the Notes are outstanding. The Call Return, and therefore the Call Price, increases the longer the Notes are outstanding. If a Market Disruption Event exists with respect to an Underlying Index on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying Index will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC Securities (USA) Inc. will agree to sell to the Agent, and the Agent will agree to purchase, all of the Notes at the price to public less the underwriting discount indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover page of this free writing prospectus.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the accompanying prospectus supplement.